

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Joseph Richard Moran
Chief Executive Officer
Blue Chip Capital Group Inc.
269 South Beverly Drive – Suite 373
Beverly Hills, CA 90212

> **Re: Blue Chip Capital Group Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 30, 2022**
> **CIK No. 0001932213**

Dear Joseph Richard Moran:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

General

1.

Please be advised that we are deferring review of your amendment submitted November 30, 2022, as it is not substantially complete. For example:
- Please update to include unaudited interim financials for the period ended August 31, 2022. If you omitted interim financial statements in reliance on section 71003 of the Fixing America's Surface Transportation Act (FAST Act), and our guidance in Question 1 in the FAST Act C&DIs issued on August 17, 2017, advise us in writing;

- You continue to include unaudited interim financial statements for the periods ended February, 28, 2022 and February 28, 2021 in your filing. Please revise accordingly;
- Please update Management's Discussion and Analysis, including Results of Operations and Liquidity, to reflect the most recent periods presented; and
- Please update Item 4 (Controls and Procedures) to reflect the most recent periods presented.

You may contact David Irving at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance